Mail Stop 6010								June 14, 2006

Wesley Dupont, Esq.
Allied World Assurance Holdings Ltd.
43 Victoria Street
Hamilton, Bermuda HM 12
F:  441-278-5400

      Re:	Allied World Assurance Holdings, Ltd.
      Registration Statement on Form S-1
      Filed March 17, 2006 and amended, June 1, 2006
		File No. 333-132507

Dear Mr. Dupont:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-1
Property Segment, page 71
Comparison of Three Months Ended March 31, 2006 and 2005, page 71
Acquisition costs, page 72

1. In addition to your discussion of what caused the negative acquisitions costs in the current interim period, please include a discussion of what you expect these costs to be on a go forward basis given that it appears unlikely that they will remain negative.

Unaudited Financial Statements - March 31, 2006, page F-36
3.  New Accounting Pronouncements, page F-40

2. Please explain to us how using the intrinsic value to determine the amount of the liability associated with the book value plan described in note 4 does not differ from the fair value calculation that is required for public entities by SFAS 123R. It appears to us based on the description in the second paragraph on page F-43 that you determine this liability based on the intrinsic value, i.e. the difference between the current book value and the exercise price.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact James Peklenk at 202-551-3661 or James
Atkinson
at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at 202-551-3653 with any other questions.

      					Sincerely,


      					Jeffrey Riedler

Steve Seidman
Wilkie Farr Gallagher
787 Seventh Avenue
New York, NY 10019
F: 212-728-8111